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EXHIBIT 12.6

PRECISION PACKAGING AND SERVICING INC.
FIXED CHARGE RATIO COMPUTATION
(GUARANTORS ONLY)

	For The Period February 29, 2000 to December 31, 2000	2001
	(Dollars in Thousands)
Income (loss) before taxes	$770	$(2,615)
Fixed charges reflected in income (loss) before taxes
Interest expense	2,497	3,000
One third of rental expenses	32	78

Total fixed charges	$2,529	$3,078

Income (loss) before taxes plus fixed charges above	$3,299	$463

Fixed charge ratio	1.30x	.15x
Fixed charge deficiency		$2,615

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  EXHIBIT 12.6
PRECISION PACKAGING AND SERVICING INC. FIXED CHARGE RATIO COMPUTATION (GUARANTORS ONLY)